EXHIBIT 99

February 15, 2018
Mr. Robert G. Gwin
Executive Vice President, Finance
and Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380

Re:	Procedures and Methods Review of Anadarko Petroleum Corporation
Proved Reserves and Future Net Cash Flows As of December 31, 2017

Dear Mr. Gwin:
At your request, Miller and Lents, Ltd. reviewed the procedures and methods employed by Anadarko Petroleum Corporation (Anadarko) in preparing its internal estimates of proved reserves and future net cash flows as of December 31, 2017. The purpose of the review was to determine that the procedures and methods used by Anadarko to estimate its proved reserves are effective and in accordance with the definitions contained in the Securities and Exchange Commission (SEC) Regulation S-X, Rule 210.4-10(a).
From July through October 2017, we participated in the review of 11 fields which included major assets in the United States and Africa. Reserves estimates for these properties were approximately 1,319 million barrels of oil equivalent, or approximately 92 percent of Anadarko’s total proved reserves as of December 31, 2017. In each review, Anadarko’s technical staff presented us with an overview of the data, methods, and assumptions used in its reserves estimates. The data presented included pertinent seismic information, geologic maps, well logs, production tests, material balance calculations, reservoir simulation models, well performance data, operating procedures, and relevant economic criteria.
Anadarko’s proved reserves were estimated generally by extrapolation of well-established historical production performance trends and/or were supported by other geologic and engineering studies. Where sufficient performance data did not exist, Anadarko’s reserves were estimated by volumetric calculations or by analogy to similar producing properties.
The ownership, reversions, test and production data, operating costs, estimated capital expenditures, and other information presented by Anadarko during the reviews were accepted as represented. We did not conduct any field inspections or other tests in conjunction with this procedures and methods review.

Our work was a limited review of Anadarko’s procedures and methods and does not constitute a complete review, audit, independent estimate, or confirmation of the reasonableness of Anadarko’s proved reserves and future net cash flows. Anadarko’s estimates of proved reserves and future net cash flows as of December 31, 2017 were determined solely by its staff and are the responsibility of its management.
Based upon our reviews and subsequent due diligence, it is our judgment that the procedures and methods employed by Anadarko in estimating its December 31, 2017 proved reserves and future net cash flows are effective and in accordance with the SEC reserves definitions.
The opinions presented in this letter reflect our informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to, (1) the utilization of analogous or indirect data and (2) the application of professional judgments.
Miller and Lents, Ltd. is an international oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any direct financial ownership in Anadarko or any affiliate company. Our compensation for the required investigations is not contingent on the results obtained and reported, and we have not performed other work that would affect our objectivity. The procedures and methods reviews were supervised by Robert J. Oberst, an officer of the firm who is a licensed Professional Engineer in the State of Texas and professionally qualified with more than 20 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves.
Any distribution or publication of this letter or any part thereof must include this letter in its entirety.

Yours very truly,

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

By:	/s/ ROBERT J. OBERST
Robert J. Oberst
Chairman